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NEWS  RELEASE

                           CONTACT:        Andreas Sommer, Ph.D.
                                           President and Chief Executive Officer
                                           (408) 450-5503


            CELTRIX'S SOMATOKINE(R) DEMONSTRATES SIGNIFICANT EFFECTS
               IN THE TREATMENT OF TRAUMA-INDUCED PROTEIN WASTING

                     Results of Phase II Severe Burns Trial

     SANTA CLARA, CA -- December 10, 1998 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) announced that data presented at the Southern Surgical Association Meeting in Palm Beach, FL, show significant beneficial effects of SomatoKine(R) treatment on reducing protein wasting in severely burned pediatric and adult patients.

     "The data obtained from the treatment of 28 severely burned patients with SomatoKine indicate substantial improvement in restoring the balance between protein synthesis and degradation, a prerequisite for accelerated tissue repair and reduced hospital stay," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "These results are consistent with the findings reported in June 1998, which were the first human data to demonstrate the effect of SomatoKine in the treatment of serious medical conditions associated with muscle and weight loss."

     In   burn patients, the balance between protein synthesis and degradation is shifted towards degradation, leading to muscle and weight loss similar to that observed in a variety of wasting conditions associated with cancer, AIDS, and advanced kidney failure.

     Investigator David N. Herndon, M.D. and his colleagues at the University of Texas Medical Branch in Galveston assessed the effect of intravenous administration of SomatoKine to 16 severely burned children and 12 adults with burn sizes averaging approximately 45% of Total Body Surface Area. Using non-radioactive amino acid tracer techniques, the investigators assessed skeletal muscle protein synthesis (Fractional Synthesis Rate, FSR) and degradation (Phenylalanine Net Balance, PheNB).

     "We are very pleased with the results obtained with SomatoKine," commented Dr. Herndon. "Pediatric patients showed improvements which averaged 41% for FSR and 271% for PheNB compared to results for patients in a control group. Adults improved an average of 79% for FSR and 70% for PheNB compared to control group patients. Based on these results, we believe that SomatoKine may be efficacious in attenuating the protein wasting response to burns, and holds significant promise to prevent the severe weight loss that occurs in these patients."

     Dr. Herndon added, "Although growth hormone and insulin-like growth factor-I (IGF-I) without its binding protein have been known to improve imbalanced metabolic conditions, the use of these agents in burn therapy has been complicated by hyperglycemia and hypoglycemia respectively. On the other hand, SomatoKine (IGF-I complexed to its major binding protein, BP-3) has demonstrated efficacy and an impressive safety profile. What is particularly exciting about these results is the fact that SomatoKine can attenuate the adverse catabolic response to injury."

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"Celtrix's SomatoKine(R) Demonstrates Significant Effects In The Treatment Of
Trauma-Induced Protein Wasting"
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     "Beyond the treatment of severely burned patients, other diseases associated with protein wasting, such as cancer, AIDS, and advanced kidney failure, offer major opportunities for future SomatoKine development," commented Dr. Sommer. "Celtrix is actively seeking corporate collaborations for further clinical evaluation of SomatoKine in burn patients and development in these other areas."

The SomatoKine Complex

     SomatoKine is the recombinant equivalent of the natural complex formed by the anabolic hormone insulin-like growth factor-I (IGF-I) and its major binding protein (BP-3). IGF-I is an important anabolic hormone responsible for a broad range of metabolic processes in the body. Following traumatic injury, blood levels of SomatoKine drop substantially. With the trauma of severe burns, this drop appears to be associated with imbalances in various biological processes that may impact the length of time patients spend in a burn trauma center. Treatment with SomatoKine offers the potential to restore biological processes that would reduce the risk of complications, accelerate tissue repair, and shorten the patient's hospital stay.

Additional Information

     Celtrix is a biopharmaceutical company developing therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, the novel IGF-BP3 complex, for treatment of a broad range of metabolic disorders. SomatoKine has recently completed a Phase II feasibility trial in severely osteoporotic patients recovering from hip fracture surgery and is currently undergoing Phase II clinical testing for the treatment of diabetes. Celtrix has also licensed rights for development of another molecule, TGF-beta-2, to Genzyme Corporation for incorporation into their comprehensive program for tissue repair. TGF-beta-2 is currently in Phase II clinical testing for treatment of dermal ulcers.

     This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of the company to enter into a collaboration with a corporate partner for the continuation of the clinical trials in severely burned patients and the fact that the results of this small feasibility study may or may not continue to show the same observations, or that there may or may not be any statistically relevant results in a larger Phase II or Phase III trial, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

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